08027483

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67062

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ludlow Ward Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Way, Suite 309
(No. and Street)

Cincinnati (City) OH (State) 45242 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Madeleine Ludlow 513-985-4102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
(Name – *if individual, state last, first, middle name*)

105 East Fourth Street, Suite 1500 Cincinnati, OH 45202
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
102

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Madeleine Ludlow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ludlow Ward Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

RASHEED A. SIMMONDS, Attorney at Law
NOTARY PUBLIC - STATE OF OHIO
My commission has no expiration date, Section 147.03 O.R.C.

Notary Public

M Ludlow
Signature

Chief Compliance Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTARIAL SEAL STATE OF OHIO

RASHEED A. SIMMONDS, Attorney at Law
NOTARY PUBLIC - STATE OF OHIO
My commission has no expiration date, Section 147.03 O.R.C.

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Member
Ludlow Ward Securities, LLC

We have audited the accompanying balance sheet of Ludlow Ward Securities, LLC (a wholly-owned subsidiary of Ludlow Ward Capital Partners, LLC), as of December 31, 2007, and the related statements of operations and member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ludlow Ward Securities, LLC. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 through 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 26, 2008

LUDLOW WARD SECURITIES, LLC

Balance Sheet

December 31, 2007

Assets

Current assets:		
Cash	$	14,852
	$	14,852

Liabilities and Member's Equity

Current liabilities:		
Accrued expenses	$	3,000
Member's equity:		
Contributed capital		42,600
Deficit accumulated in development stage		(30,748)
		11,852
	$	14,852

See accompanying notes to financial statements.

LUDLOW WARD SECURITIES, LLC

Statement of Operations and Member's Equity

Year Ended December 31, 2007

Revenues:		
Advisory fee	$	350,000
Other		35,000
		385,000
Expenses:		
Professional, legal, and accounting services		9,200
Supplies		161
Taxes and licenses		805
Management fee		375,000
		385,166
Net loss		(166)
Contributed capital, beginning of year		42,600
Deficit accumulated in the development stage		(30,582)
Member's equity, end of year	$	11,852

See accompanying notes to financial statements.

LUDLOW WARD SECURITIES, LLC

Statement of Cash Flows

December 31, 2007

Cash flows from operating activities:		
Net loss	$	(166)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		290
Accounts payable		(1,000)
Net cash used by operating activities		(876)
Cash, beginning of year		15,728
Cash, end of year	$	14,852

See accompanying notes to financial statements.

LUDLOW WARD CAPITAL PARTNERS AND SUBSIDIARY

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies:

The following accounting principles and practices of Ludlow Ward Securities, LLC (the "Company") are set forth to facilitate the understanding of data presented in the financial statements:

Description of business

Ludlow Ward Securities, LLC, an Ohio single-member limited liability company, was formed in March 2005 as a wholly-owned subsidiary of Ludlow Ward Capital Partners, LLC ("LWCP") to provide broker-dealer services for LWCP. During 2006 the Company obtained a National Association of Securities Dealers license to become a registered securities broker and dealer. In 2006 the Company did not participate in any securities transactions nor generate any revenue. Consequently the Company was considered a development stage company for the year ending December 31, 2006.

Cash and cash equivalents

The Company considers all money market and other investments with an original maturity of less than three months to be cash.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company is a limited liability company. As such, the Company does not pay federal or state corporate income taxes on its taxable income. Rather, income or loss passes through proportionately, to its members who are then liable for any income taxes due.

2. Net Capital Requirements:

Pursuant to the net capital provision of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2007, the Company's net capital requirement was $5,000, and its defined net capital and aggregate indebtedness to net capital ratio was $11,852 and .25 to 1, respectively. In compliance with SEC Rule 17a5-(d)(4), there were no differences between the net capital computation presented on page 7 of the audit and the fourth quarter Focus IIA.

3. Related Party Transaction

Under terms of an operating agreement dated November 16, 2005, Ludlow Ward Securities, LLC is required to pay for expenses incurred by Ludlow Ward Capital Partners, LLC. Expenses include all costs for which a broker/dealer would derive direct or indirect benefit and/or for which it would be responsible if another entity had not agreed to pay for it, including, but not limited, to rent, telephone, copy services, etc. It is understood that a broker/dealer's business is to be understood broadly, to include the existence of a legal entity that is registered as a broker/dealer (even when not conducting a securities business) and all of that entity's activities (whether or not the activities are securities-related). Ludlow Ward Securities, LLC paid $350,000 and $0 to Ludlow Ward Capital Partners, LLC for such expenses for the years ended December 31, 2007 and 2006.

SUPPLEMENTARY INFORMATION

LUDLOW WARD SECURITIES, LLC

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2007

NET CAPITAL	
	$ 11,852
Total member's equity	
Deduct:	
Non-allowable assets-	
Furniture, equipment and improvements, net	-
Prepaid expenses and other assets	-
Haircuts on securities	-
	-
Net Capital	11,852
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued liabilities	$ 3,000
MINIMUM NET CAPITAL REQUIRED TO BE MAINTAINED (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	25.31%

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

To the Member
Ludlow Ward Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Ludlow Ward Securities, LLC, for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clark, Schaefer, Hackett & Co

Cincinnati, Ohio
February 26, 2008

END